300 North LaSalle Street
Chicago, Illinois 60654

Jeffrey S. O’Connor 312-862-2026 joconnor@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 30, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	M. Hughes Bates Kayla Florio

Re:	World Omni Automobile Lease Securitization Trust 2012-A Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 27, 2014 File No. 333-178682-02

Ladies and Gentlemen:

On behalf of World Omni Auto Leasing LLC (as applicable, the “Depositor”), and in response to the letter (the “Comment Letter”) dated December 18, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel M. Chait, the Depositor’s President and Director, relating to the World Omni Automobile Lease Securitization Trust 2012-A Form 10-K referenced above (the “Subject Filing”), I submit the following responses, together with a Form 10-K/A to the Subject Filing.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Body For Form 10-K
Item 15

1.	We note that the agreements you list in Exhibits 10.6 and 10.7 are incorporated by reference to documents filed as exhibits to the Registrant’s Current Report on Form 8-K filed April 18, 2011. Please revise to include the exhibit numbers where these agreements can be found in the referenced Form 8-K. See Item 10(d) of Regulation S-K.

Beijing   Hong Kong   Houston   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

December 30, 2014

Response: The Depositor has revised the descriptions of Exhibits 10.6 and 10.7 to include the exhibit numbers where these agreements can be found in the Registrant’s Current Report on Form 8-K filed April 18, 2011.

2.	To assist investors in locating the documents incorporated by reference, please revise to provide the file numbers of such documents. We note, as an example, that the Registrant’s Current Report on Form 8-K filed on April 18, 2011, does not include a file number. Please confirm that, in future filings for this and any other transactions for which you act as depositor, you will provide the file numbers of the documents that you incorporate by reference.

Response: The Depositor has revised the descriptions of each document incorporated by reference to a previously filed Current Report on Form 8-K to include the related file numbers. The Depositor confirms that, in future filings for this and any other transactions for which it acts as depositor, it will provide the file numbers of the documents that it incorporates by reference.

3.	The report provided by PricewaterhouseCoopers LLC states that Item 1122(d)(2)(iii) was identified by World Omni Financial Corp. (“WOFC”) as an inapplicable servicing criterion. The Report on Assessment of Compliance with Applicable Servicing Criteria provided by WOFC as Exhibit 33.1 to this Form 10-K, however, lists Item 1122(d)(2)(iii) as an applicable servicing criterion performed directly by WOFC. Please revise or advise.

Response: Item 1122(d)(2)(iii) was marked as performed directly by WOFC in the Report on Assessment of Compliance with Applicable Servicing Criteria provided by WOFC as Exhibit 33.1 in error. The Depositor confirms that Item 1122(d)(2)(iii) is not applicable to WOFC’s assessment of compliance with servicing criteria for the applicable reporting period. The Depositor has revised Exhibit 33.1 to mark Item 1122(d)(2)(iii) as inapplicable.

In connection with responding to your comments, we have been authorized by the Depositor to inform you that the Depositor hereby acknowledges that (i) the Depositor is responsible for the adequacy and accuracy of the disclosure in the Subject Filing, (ii) comments of the Staff or changes to the disclosure in the Subject Filing in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filing, and (iii) the Depositor may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

December 30, 2014

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2597.

Sincerely,

/s/ Jeffrey S. O’Connor_______

Jeffrey S. O’Connor

cc:	Daniel M. Chait, World Omni Auto Leasing LLC Eric M. Gebhard, World Omni Auto Leasing LLC Peter J. Sheptak, Esq., World Omni Auto Leasing LLC